Exhibit 21.01

SUBSIDIARIES OF THE REGISTRANT

Subsidiaries	State or Other Jurisdiction of Incorporation or Organization
Amyris Fuels, LLC	Delaware
AB Technologies LLC	Delaware
Amyris Biotecnologia do Brasil Ltda.	Brazil
Amyris Bio Products Portugal, Unipessoal, Lda.	Portugal
Amyris Clean Beauty, Inc.	Delaware
Amyris Biossance do Brasil Comércio de Cosméticos Ltda.	Brazil
Amyris Fermentacao de Performance Ltda.	Brazil
Aprinnova, LLC	Delaware
DIPA Co., LLC	Delaware
Clean Beauty Collaborative, Inc.	Delaware